Brian Cassady

510 Ocean Drive

Suite 501

Miami Beach, FL 33139

April 26, 2010

Board of Directors

Entrx Corporation

c/o Peter Hauser, Chairman

800 Nicolette Mall, Suite 2690

Minneapolis, MN 55402

Dear Mr. Hauser,

Per the invitation you have extended to me on behalf of the Board of Directors of Entrx Corporation, I hereby accept my appointment to the Board.

I look forward to working with you and the rest of the Board and management of Entrx.

Sincerely,

Brian Cassady